VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

October 21, 2011

Re:	Durect Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 5, 2011
File No. 0-31615

Dear Mr. Rosenberg,

We have received your comment letter dated October 7, 2011, commenting on our response letter dated September 8, 2011, and were asked to provide responses to you within ten business days.

We are requesting an extension of time to provide comprehensive and detailed responses to the comment letter, as well as to obtain the necessary approvals from our collaboration partners. Thus, we kindly request an extension to file our response until November 7, 2011.

We appreciate your consideration of this extension for the above mentioned reasons and request that you confirm accordingly. If you have any questions or require additional information, please contact Stephen B. Thau, Esq. of Morrison & Foerster LLP, outside counsel for the Company, at (650) 813-5640.

Sincerely,

/s/ Matthew J. Hogan
Matthew J. Hogan
Chief Financial Officer and Principal Accounting Officer
DURECT Corporation